

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

October 13, 2009

Via U.S. Mail and Facsimile

Thomas Bergmann
Chief Financial Officer
Harley-Davidson, Inc.
3700 West Juneau Avenue
Milwaukee, Wisconsin 53208

> RE: Harley-Davidson, Inc.
> Form 10-K for the fiscal year ended December 31, 2008
> Schedule 14A
> 8-K/A filed on July 16, 2009
> **File No. 001-09183**

Dear Mr. Bergmann:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Linda Cvrkel
Branch Chief

Via facsimile: Thomas Bergmann, Chief Financial Officer
(414) 343-4990